EXHIBIT 99.1

For Immediate Release

Valcent Closes Financing For North America’s First VertiCrop™ Installation

VANCOUVER, BRITISH COLUMBIA, April 17, 2012 - Valcent Products Inc. (OTCQB: VCTZF) (“Valcent”) today announced it has closed  financing with Vancity Community Capital for the first  North American installation of VertiCrop™,a high-density vertical growing system. The company announced in December 2011, that it had entered into a memorandum of understanding with EasyPark to erect the first VertiCrop™ on the top level of a parkade in the downtown core of Vancouver, Canada.

“We’re very excited to provide the debt financing for this project as we recognize the sustainability of the VertiCrop™ system and how it aligns itself with Vancity’s own community investment mandate,” said Christine Bergeron, investment manager with Vancity Community Capital. “Our vision is to redefine wealth. It calls on us to measure success in terms of how we contribute to the financial, environmental and social well-being of our communities. That includes supporting the growth of impact-based organizations like Valcent Products Inc.

Valcent has incorporated a wholly owned subsidiary, Local Garden Vancouver Inc. to operate the installation. The “beyond organic” produce grown by the VertiCrop™ installation will be branded as “Local Garden.” Valcent has entered into a long-term lease with EasyPark for the top level of the parkade at 535 Richards Street in downtown Vancouver. It’s anticipated that the majority of the leafy green produce will be sold within several miles of its downtown location.

Named one of TIME Magazine's 50 Best Inventions, VertiCrop™ allows leafy green vegetables to be grown in controlled environments such as greenhouses and underutilized urban warehouses.  In addition to providing, year round access to fresh, healthy local produce, VertiCrop,™ requires a fraction of the land, energy, and water conventionally required to grow, prepare and distribute produce.

“Now that these arrangements are in place we look forward to starting the construction of the VertiCrop™ installation,” said Stephen Fane, CEO of Valcent Products Inc. “This is a major milestone for the company as we work towards our five-year vision of having commercially-viable, sustainable urban farming systems in every major community in North America.”

For more information visit: www.verticrop.com

About Valcent Products Inc. (“Valcent”) is a publicly traded company (OTCQB: VCTZF) located in Vancouver, Canada, and is recognized as the world leader in the development, manufacturing, operation and integration of commercial VertiCrop™ technology for global markets. Valcent is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environment.

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.

Media Contact Jennifer Maloney Email: Jennifer@sippublicity.com Phone: 604-727-4506	Corporate Contact John N. Hamilton Email: jhamilton@valcent.net Phone: 604-837-2697